Exhibit 99.1

Financial Statements

Regulus Therapeutics Inc.
Years Ended December 31, 2010, 2009 and 2008
With Report of Independent Auditors

Ernst & Young LLP

Regulus Therapeutics Inc.
Financial Statements
Years Ended December 31, 2010, 2009 and 2008

Ernst & Young LLP Suite 500 4370 La Jolla Village Drive San Diego, California 92122 Tel: +1 858 535 7200 Fax: +1 858 535 7777 www.ey.com
Report of Independent Auditors
Board of Directors
Regulus Therapeutics Inc.
We have audited the accompanying balance sheets of Regulus Therapeutics Inc. (formerly Regulus Therapeutics LLC) as of December 31, 2010 and 2009, the related statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2010 and 2009, and the related statements of operations, members’ equity, and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regulus Therapeutics Inc. (formerly Regulus Therapeutics LLC) at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

February 10, 2011
A member firm of Ernst & Young Global Limited

Regulus Therapeutics Inc.
Balance Sheets
(In thousands, except share data)

	December 31,
	2010	2009

Assets
Current assets:
Cash and cash equivalents	$21,268	$16,228
Short-term investments	33,521	14,480
Deferred tax asset	—	138
Other current assets	386	160

Total current assets	55,175	31,006

Property and equipment, net	3,458	1,207
Patents, net	549	417
Licenses, net	396	44
Deferred tax asset, non-current portion	—	256
Other assets	125	—

Total assets	$59,703	$32,930

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,294	$420
Accrued payroll	1,199	699
Accrued expenses	536	141
Payables to related parties	552	852
Income taxes payable	1	535
Current portion of other long-term obligations	412	317
Current portion of deferred revenue	10,735	2,928

Total current liabilities	14,729	5,892

Convertible notes payable	10,000	5,000
Accrued interest on convertible notes payable	638	342
Other long-term obligations, less current portion	815	632
Deferred revenue, less current portion	25,206	8,125
Deferred rent	319	—

Total liabilities	51,707	19,991

Stockholders’ equity:
Series A convertible preferred stock, $0.001 par value; 25,000,000 shares authorized, 24,900,000 shares issued and outstanding at December 31, 2010 and 2009; liquidation preference of $49,800,000 at December 31, 2010 and 2009	25	25
Series B convertible preferred stock, $0.001 par value; 2,500,000 shares and none authorized at December 31, 2010 and 2009, respectively, 2,499,999 shares and none issued and outstanding at December 31, 2010 and 2009, respectively; liquidation preference of $9,999,996 and $0 at December 31, 2010 and 2009, respectively	3	—
Common stock, $0.001 par value; 34,500,000 and 32,000,000 shares authorized at December 31, 2010 and 2009, respectively, none issued and outstanding at December 31, 2010 and 2009	—	—
Additional paid-in capital	43,364	32,764
Accumulated deficit	(35,409)	(19,850)
Accumulated other comprehensive income	13	—

Total stockholders’ equity	7,996	12,939

Total liabilities and stockholders’ equity	$59,703	$32,930

See accompanying notes.

Regulus Therapeutics Inc.
Statements of Operations
(In thousands)

	Year Ended December 31,
	2010	2009	2008

Revenues:
Research and development revenue under collaborative arrangements	$8,112	$3,000	$1,875
Grant revenue	489	13	236

Total revenues	8,601	3,013	2,111

Operating expenses:
Research and development	20,178	9,034	9,159
General and administrative	3,921	2,755	2,870

Total operating expenses	24,099	11,789	12,029

Loss from operations	(15,498)	(8,776)	(9,918)

Other income (expense):
Interest income	157	185	435
Interest expense	(362)	(172)	(179)
Other income	114	—	—

Loss before income taxes	(15,589)	(8,763)	(9,662)

Income tax (benefit) expense	(30)	141	—

Net loss	$(15,559)	$(8,904)	$(9,662)

See accompanying notes.

Regulus Therapeutics Inc.
Statements of Members’ Equity and Stockholders’ Equity
(In thousands, except number of shares)

								Accumulated
	Series A Convertible		Series B Convertible		Additional			Other
	Preferred Stock		Preferred Stock		Paid-in	Members’	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Equity	Deficit	Income	Total

Balance at December 31, 2007	—	$—	—	$—	$—	$10,574	$(1,284)	$—	$9,290
Net loss	—	—	—	—	—	—	(9,662)	—	(9,662)
Capital contribution by Alnylam Pharmaceuticals, Inc.	—	—	—	—	—	100	—	—	100
Stock-based compensation expense related to stock options issued by Isis Pharmaceuticals, Inc.	—	—	—	—	—	490	—	—	490
Stock-based compensation expense related to stock options issued by Alnylam Pharmaceuticals, Inc.	—	—	—	—	—	1,527	—	—	1,527

Balance at December 31, 2008	—	—	—	—	—	12,691	(10,946)	—	1,745
Net loss	—	—	—	—	—	—	(8,904)	—	(8,904)
Conversion from an LLC to C corporation	14,900,000	15	—	—	12,676	(12,691)	—	—	—
Issuance of Series A convertible preferred stock at $2 per share	10,000,000	10	—	—	19,990	—	—	—	20,000
Stock-based compensation expense related to stock options issued by Regulus Therapeutics Inc.	—	—	—	—	627	—	—	—	627
Stock-based compensation benefit related to stock options issued by Alnylam Pharmaceuticals, Inc.	—	—	—	—	(529)	—	—	—	(529)
Changes in unrealized losses	—	—	—	—	—	—	—	—	—

Balance at December 31, 2009	24,900,000	25	—	—	32,764	—	(19,850)	—	12,939
Components of comprehensive loss:
Net loss	—	—	—	—	—	—	(15,559)	—	(15,559)
Changes in unrealized gains	—	—	—	—	—	—	—	13	13

Comprehensive loss									(15,546)
Issuance of Series B convertible preferred stock at $4 per share	—	—	2,499,999	3	9,997	—	—	—	10,000
Stock-based compensation expense related to stock options issued by Regulus Therapeutics Inc.	—	—	—	—	607	—	—	—	607
Stock-based compensation benefit related to stock options issued by Alnylam Pharmaceuticals, Inc.	—	—	—	—	(4)	—	—	—	(4)

Balance at December 31, 2010	24,900,000	25	2,499,999	3	43,364	—	(35,409)	13	$7,996

See accompanying notes.

Regulus Therapeutics Inc.
Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2010	2009	2008

Operating activities
Net loss	$(15,559)	$(8,904)	$(9,662)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	494	218	16
Amortization of premium (discount) on investments, net	522	67	—
Gain on investments	(4)	(13)	—
Stock-based compensation expense	603	98	2,017
Deferred income taxes	394	(394)	—
Changes in assets and liabilities:
Contracts receivable	—	60	66
Other current assets	(226)	(33)	(116)
Other assets	(125)	—	—
Accounts payable	874	(181)	601
Accrued payroll	500	224	475
Accrued expenses	223	4	102
Payables to related parties	(300)	(1,208)	894
Income taxes payable	(534)	535	—
Accrued interest	296	163	179
Deferred revenue	24,888	(2,429)	13,481
Deferred rent	261	—	—

Net cash provided by (used in) operating activities	12,307	(11,793)	8,053

Investing activities
Purchases of short-term investments	(43,477)	(20,509)	—
Maturities and sales of short-term investments	23,932	5,975	—
Purchases of property and equipment	(1,884)	(677)	(755)
Acquisition of patents	(151)	(103)	(100)
Acquisition of licenses	(380)	(25)	(25)

Net cash used in investing activities	(21,960)	(15,339)	(880)

Financing activities
Proceeds from issuance of convertible notes payable	5,000	—	5,000
Proceeds from issuance of other long-term obligations	46	1,000	—
Principal payments on other long-term obligations	(353)	(51)	—
Proceeds from issuance of Series A convertible preferred stock	—	20,000	—
Proceeds from issuance of Series B convertible preferred stock	10,000	—	—
Capital contribution	—	—	100

Net cash provided by financing activities	14,693	20,949	5,100

Net increase (decrease) in cash and cash equivalents	5,040	(6,183)	12,273
Cash and cash equivalents at beginning of year	16,228	22,411	10,138

Cash and cash equivalents at end of year	$21,268	$16,228	$22,411

Supplemental disclosure of cash flow information
Interest paid	$68	$10	$—

Income taxes paid	$110	$—	$—

Supplemental disclosures of non-cash investing and financing activities
Leasehold improvements acquired under tenant improvement incentives	$644	$—	$—

Amounts accrued for property and equipment, net	$178	$—	$—

Amounts accrued for patent expenditures, net	$(7)	$17	$27

Amounts accrued in payables to related parties for patent expenditures	$—	$—	$17

See accompanying notes.

Regulus Therapeutics Inc.
Notes to Financial Statements
December 31, 2010
1. The Business and Summary of Significant Accounting Policies
Description of Business
Regulus Therapeutics Inc. (formerly Regulus Therapeutics LLC) was organized and began operations as a Delaware limited liability company (LLC) on September 6, 2007 and was reorganized as a Delaware C corporation on January 2, 2009. As used in this report, unless the context suggests otherwise, “the Company,” “our,” “us” and “we” means Regulus Therapeutics Inc.
We are a biopharmaceutical company leading the discovery and development of innovative new medicines targeting microRNAs. We are using a mature therapeutic platform based on technology that has been developed over 20 years and tested in greater than 5,000 human subjects. In addition, we work with a broad network of academic collaborators and leverage oligonucleotide drug discovery and development expertise from our founding companies Isis Pharmaceuticals, Inc. (Isis) and Alnylam Pharmaceuticals, Inc. (Alnylam). At inception, Isis and Alnylam granted us exclusive licenses to their intellectual property for microRNA therapeutic applications, as well as certain early fundamental patents in the microRNA field, including the “Tuschl III” patent.
Use of Estimates
Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements and accompanying notes. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions.
Risks and Uncertainties
We are subject to various risks common to companies within the pharmaceutical and biotechnology industries. These include, but are not limited to, development by competitors of new technological innovations; dependence on key personnel and outside relationships; risks inherent in the research and development of pharmaceutical and biotechnology products; protection of our proprietary technology; estimation by us of the size and characteristics of the market for our products; acceptance of our products by the country’s regulatory agencies in

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
which we may choose to sell our products, as well as acceptance by customers; health care cost containment initiatives; and product liability and compliance with government regulations and agencies, including the U.S. Food and Drug Administration.
Concentrations of Credit Risk
Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash, cash equivalents and short-term investments. We maintain deposits in federally insured financial institutions in excess of federally insured limits. We have not experienced any losses in such accounts and believe we are not exposed to significant risk on our cash. We maintain our cash equivalents and short-term investments with one financial institution. We invest our excess cash primarily in commercial paper and debt instruments of financial institutions, corporations, U.S. government agencies and the U.S. Treasury. Additionally, we established guidelines regarding approved investments and maturities of investments, which are designed to maintain safety and liquidity.
Cash and Cash Equivalents
We classify time deposits and other investments that are highly liquid and have maturities of 90 days or less at the date of purchase as cash equivalents. The carrying amounts approximate fair value due to the short maturities of these instruments.
Short-Term Investments
We classify marketable securities that have maturities of greater than 90 days at the date of purchase as current or noncurrent based on the nature of the investments and their availability for use in current operations. We carry short-term investments classified as available-for-sale at fair value as determined by prices for identical or similar securities at the balance sheet date. We record unrealized gains and losses as a component of accumulated other comprehensive income (loss) as a separate component of stockholders’ equity and include net realized gains and losses in interest income. We determine the realized gains or losses of available-for-sale securities using the specific identification method.
At each balance sheet date, we assess available-for-sale securities in an unrealized loss position to determine whether the unrealized loss is other than temporary. We consider factors including: the significance of the decline in value compared to the cost basis, underlying factors contributing to a decline in the prices of securities in a single asset class, the length of time the market value of the security has been less than its cost basis, the security’s relative performance versus its peers, sector or asset class, expected market volatility and the market and economy in

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
general. When we determine that a decline in the fair value below its cost basis is other-than-temporary, we recognize an impairment loss in the year in which the other-than-temporary decline occurred. We determined that there were no other-than-temporary declines in value of short-term investments in 2010, 2009 or 2008.
Property, Equipment, Depreciation and Amortization
We carry our property and equipment at cost. We compute depreciation using the straight-line method over the estimated useful lives of the assets. We amortize leasehold improvements recorded at the inception of a lease over the life of the lease or the useful life of the improvement, whichever is shorter. For improvements made during the lease term, the amortization period is the shorter of the useful life or the remaining lease term (including any renewal periods that are deemed to be reasonably assured). We do not depreciate construction in progress until placed in service. We expense repair and maintenance costs that do not improve service potential or extend economic life as incurred.
The following table summarizes our major classes of property and equipment (in thousands):

		December 31,
	Useful Life	2010	2009
Laboratory equipment	5 years	$2,893	$1,271
Computer equipment and software	3 years	114	73
Furniture and fixtures	5 years	78	—
Leasehold improvements	7 years	731	—
Construction in progress	—	323	89

		4,139	1,433

Less accumulated depreciation and amortization		(681)	(226)

Property and equipment, net		$3,458	$1,207

Depreciation and amortization expense was $455,000, $213,000 and $13,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
Patents and Amortization
At inception, we recorded the patents received from Isis and Alnylam on a carryover basis, which represented the contributor’s carrying amount on their financial statements. Isis contributed patents with a carryover basis of $162,000.
We capitalize additional costs which consist principally of outside legal costs and filing fees related to obtaining patents. We review our capitalized patent costs periodically to determine that they include costs for patent applications that have future value. We evaluate costs related to patents that we are not actively pursuing and write off any of these costs. We amortize patent costs over their estimated useful lives of 10 years, beginning with the date the patents are issued.
Accumulated amortization related to patents was $14,000 and $2,000 at December 31, 2010 and 2009, respectively. The weighted-average remaining life of the issued patents was 9.3 years at December 31, 2010.
The following table, based on existing patents, summarizes our future estimated amortization expenses (in thousands):

2011	$19
2012	19
2013	19
2014	19
2015	19
Thereafter	454

Total	$549

Amortization expense was $12,000, $900 and $800 for the years ended December 31, 2010, 2009 and 2008, respectively.
Licenses and Amortization
We obtain licenses from third parties and capitalize the costs related to exclusive licenses. We amortize capitalized licenses over their estimated useful life or term of the agreement, which for current licenses is between nine years and 10 years.
Accumulated amortization related to licenses was $34,000 and $6,000 at December 31, 2010 and 2009, respectively.

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
The following table, based on existing licenses, summarizes our future estimated amortization expenses (in thousands):

2011	$43
2012	43
2013	43
2014	43
2015	43
Thereafter	181

Total	$396

Amortization expense was $27,000, $5,000 and $2,000 for the years ended December 31, 2010, 2009 and 2008, respectively.
Long-Lived Assets
We assess the value of our long-lived assets, which include property, equipment, patents and licenses acquired from third parties, for impairment on at least an annual basis and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We have not recorded any write-downs of our long-lived assets.
Income Taxes
We follow the accounting guidance on accounting for uncertainty in income taxes. The guidance prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.
We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and the tax reporting basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We provide a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
Revenue Recognition
Collaboration Agreements
The financial terms of our collaboration agreements include non-refundable license fees, funding of research and development, payments based upon achievement of clinical and pre-clinical development milestones, manufacturing services and royalties on product sales.
Non-refundable license fees are recognized as revenue upon delivery of the license only if we have a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured and we have no further performance obligations under the license agreement. Multiple element arrangements, such as our collaboration arrangements with GlaxoSmithKline (GSK) and sanofi-aventis, are analyzed to determine whether the deliverables, which include license and performance obligations such as research and development and steering committee services, can be separated or whether they must be accounted for as a single unit of accounting. We recognize up-front license payments separately in multiple element arrangements as revenue upon delivery of the license only if the license has stand-alone value and the fair value of the undelivered performance obligations can be determined. If the fair value of the undelivered performance obligations can be determined, such obligations are accounted for separately as such obligations are fulfilled based on the residual value method. If the license is considered to either not have stand-alone value or have stand-alone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed.
When we conclude that an arrangement should be accounted for as a single unit of accounting, we determine the period over which the performance obligations will be performed and revenue will be recognized. We recognize revenue on a straight-line basis over the period we expect to complete our performance obligations.
Many of our collaboration agreements entitle us to additional payments upon the achievement of performance-based milestones. Milestones that involve substantial effort on our part and the achievement of which are not considered probable at the inception of the collaboration are considered “substantive milestones.” As substantive milestones are achieved, we recognize revenue as long as we are reasonably assured of collecting the resulting receivable, the amounts are not refundable and we have no future performance obligations related to the achievement of the milestone.

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
To determine the level of effort required in an arrangement and the period over which we expect to complete our aggregate performance obligations, we combine steering committee services that are not inconsequential or perfunctory and that are determined to be performance obligations with other research services or performance obligations required under an arrangement.
We evaluate our collaborative agreements for proper classification in our statements of operations based on the nature of the underlying activity. Transactions between collaborators recorded in our statements of operations are recorded on either a gross or net basis, depending on the characteristics of the collaborative relationship. To date, we have reflected amounts earned under our collaborative agreements related to development activities on a gross basis as revenue.
Grant Revenue
We recognize revenue from government and private agency grants as the related research expenses are incurred and to the extent that funding is approved. Any amounts received in advance of performance are recorded as deferred revenue until earned.
Deferred Revenue
Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue in the accompanying balance sheets. Amounts not expected to be recognized within the next 12 months are classified as non-current deferred revenue. At December 31, 2010, we had current and non-current deferred revenue of $10.7 million and $25.2 million, respectively, related to our collaborations. At December 31, 2009, we had current and non-current deferred revenue of $2.9 million and $8.1 million, respectively, related to our collaborations.
Research and Development
We expense research and development costs as incurred. In certain circumstances, we make nonrefundable advance payments to purchase goods and services for future use in research and development activities pursuant to executory contractual arrangements. In those instances, we defer and recognize an expense in the period that we receive the goods or services.
Stock-Based Compensation
We account for stock-based compensation expense related to stock options granted to employees and members of our Board of Directors by estimating the fair value of each stock option on the date of grant using the Black-Scholes model. We recognize stock-based compensation expense

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
using the accelerated multiple-option approach. Under the accelerated multiple-option approach (also known as the graded-vesting method), we recognize compensation expense over the requisite service period for each separately vesting tranche of the award as though the award was in substance multiple awards, resulting in front-loading the expense over the vesting period.
We account for stock options granted to non-employees, which primarily consist of members of our Scientific Advisory Board, using the fair value approach. Stock options granted to non-employees are subject to periodic revaluation over their vesting terms.
Comprehensive Loss
Comprehensive loss is defined as the change in equity during a period from transactions and other events and/or circumstances from non-owner sources. Our only component of other comprehensive loss is unrealized gains (losses) on available-for-sale securities.
2. Investments
We invest our excess cash in commercial paper and debt instruments of financial institutions, corporations, U.S. government sponsored entities, and the U.S. Treasury. As of December 31, 2010, we had $33.5 million in short-term investments of which 98% had one year or less to maturity and 2% had more than one year but less than two years to maturity.
The following tables summarize our short-term investments at December 31, 2010 (in thousands):

	Amortized	Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Corporate debt securities	$14,182	$9	$(2)	$14,189
Debt securities issued by U.S. government agencies	16,015	5	(2)	16,018
Debt securities issued by U.S. Treasury	2,508	1	—	2,509

Total securities with a maturity of one year or less	32,705	15	(4)	32,716
Corporate debt securities	803	2	—	805

Total securities with a maturity of more than one year	803	2	—	805

Total short-term investments	$33,508	$17	$(4)	$33,521

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
The following tables summarize our short-term investments at December 31, 2009 (in thousands):

	Amortized	Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Corporate debt securities	$3,498	$8	$(1)	$3,505
Debt securities issued by U.S. government agencies	6,062	6	(1)	6,067
Debt securities issued by U.S. Treasury	1,903	2	(1)	1,904

Total securities with a maturity of one year or less	11,463	16	(3)	11,476
Corporate debt securities	1,504	—	(9)	1,495
Debt securities issued by U.S. government agencies	508	—	(3)	505
Debt securities issued by U.S. Treasury	1,005	—	(1)	1,004

Total securities with a maturity of more than one year	3,017	—	(13)	3,004

Total short-term investments	$14,480	$16	$(16)	$14,480

The following table shows the gross unrealized losses and fair values of our investments in individual securities at December 31, 2010 that have been in a continuous unrealized loss position deemed to be temporary for less than 12 months, aggregated by investment category (in thousands):

		Less than 12 months of
		temporary impairment
	Number of	Estimated	Unrealized
	Investments	Fair Value	Losses

Corporate debt securities	3	$3,254	$(2)
Debt securities issued by U.S. government agencies	4	6,491	(2)

Total temporarily impaired securities	7	$9,745	$(4)

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
We concluded as of December 31, 2010 that the unrealized losses were temporary. For debt securities with unrealized losses, we do not have the intent to sell, nor is it more likely than not that we will be required to sell, such securities before recovery or maturity.
3. Fair Value Measurements
Applicable accounting guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Additionally, the guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:
Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets.
Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less active markets) or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
Level 3 includes financial instruments for which fair value is derived from valuation techniques in which one or more significant inputs are unobservable, including management’s own assumptions.

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
The following table presents our fair value hierarchy for assets measured at fair value on a recurring basis at December 31, 2010 (in thousands):

	Total	Level 1	Level 2	Level 3

Cash equivalents	$13,414	$13,414	$—	$—
Corporate debt securities	14,994	—	14,994	—
Debt securities issued by U.S. government agencies	16,018	—	16,018	—
Debt securities issued by U.S. Treasury	2,509	2,509	—	—

Total	$46,935	$15,923	$31,012	$—

We obtain pricing information from quoted market prices or quotes from brokers/dealers. We generally determine the fair value of investment- and non-investment-grade corporate debt securities and other government-related securities using standard observable inputs, including reported trades, broker/dealer quotes, bids and/or offers.
4. Notes Payable
Convertible Notes Payable
As part of the strategic alliance with GSK established in April 2008, we issued a three-year convertible note to GSK in exchange for $5 million. As part of the new strategic alliance with GSK in February 2010, we issued an additional three-year $5 million convertible note to GSK. In February 2011, we and GSK amended the due date of the first convertible note payable to February 2013, which aligned the term with that of the second note.
Both convertible notes bear interest at the prime rate as published by The Wall Street Journal at the beginning of each calendar quarter, which at December 31, 2010 was 3.25%. At December 31, 2010, the unpaid principal and accrued interest on the two notes was $10 million and $638,000, respectively. At December 31, 2009, the unpaid principal and accrued interest on the first note was $5 million and $342,000, respectively. The principal amounts of the notes plus interest will convert into our common stock in the future if we achieve a minimum level of financing with institutional investors. In addition, Alnylam and Isis are guarantors of both notes, and if the notes do not convert or we do not repay the notes with cash, we, Alnylam and Isis may elect to repay the notes plus interest with shares of each company’s common stock or cash.

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
Equipment Financing Arrangement
In September 2009, we entered into a Loan Agreement with RBS Asset Finance for a three-year note payable, up to $1 million, collateralized by certain laboratory equipment we owned at the time. Concurrently with the execution of the Loan Agreement, we made an initial borrowing thereunder in the amount of $1 million, which was used primarily to purchase additional laboratory equipment. The note bears interest at a fixed rate of 5.9%, with principal and interest payable monthly. At December 31, 2010 and 2009, the unpaid principal included in other long-term obligations on our balance sheets was $632,000 and $949,000, respectively.
Annual Notes Payable Obligation
The following table summarizes our future notes payable obligation maturities (in thousands):

2011	$336
2012	296
2013	10,000

Total	$10,632

5. Commitments and Contingencies
In March 2010, we entered into an operating lease to rent 21,000 square feet of laboratory and office space in San Diego, California. The lease commenced in July 2010 and expires in June 2017. We have an option to terminate and cancel the lease in June 2015 upon six-month written notice to our landlord. We also have two options to extend the lease for successive three-year periods.
Although rent payments did not commence until July 2010, we took possession of the facility in April 2010 in order to begin construction of the leasehold improvements. In connection with the lease, we were provided a tenant incentive of $100,000 which was used to construct a leasehold improvement.
We recognize minimum rent payments, tenant incentive and escalation clauses on a straight-line basis over the lease term of April 2010 through June 2017. Rent expense for the year ended December 31, 2010 was $413,000. We account for the difference between the minimum lease payments and the straight-line amount as deferred rent. Deferred rent at December 31, 2010 was $319,000. We also pay taxes, maintenance and insurance in addition to rent.

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
In addition, we were provided a tenant improvement allowance of $631,000, which was used to fund additional leasehold improvements. We are obligated to repay our landlord the tenant improvement allowance, plus interest at 6.5%, on a monthly basis over the seven-year term of the lease.
The following table summarizes our future minimum commitments under the lease agreement (in thousands):

		Tenant
	Rent	Improvement
	Payments	Obligation

2011	$419	$76
2012	483	81
2013	547	87
2014	612	92
2015	676	99
Thereafter	1,127	160

Total	$3,864	$595

6. Stock Options
2009 Equity Incentive Plan
In February 2009, our Board of Directors adopted and approved the 2009 Equity Incentive Plan (the 2009 Plan), which provides for the issuance of non-qualified and incentive stock options for the purchase of up to 5.9 million shares of common stock to our employees, members of our Board of Directors and members of our Scientific Advisory Board. In general, the options expire 10 years from the date of grant and vest over a four-year period, with 25% exercisable at the end of one year from the date of the grant and the balance vesting ratably thereafter. At December 31, 2010, 5.6 million options were outstanding, 2.6 million shares were exercisable, and 294,000 shares were available for future grant under the 2009 Plan.
Effective January 1, 2011, the Board of Directors increased the total number of shares reserved for issuance under the 2009 Plan from 5.9 million shares to 6.9 million shares.

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
Stock Option Activity and Stock-Based Compensation Expense
While we were organized as an LLC, Isis granted its stock options to: Isis employees seconded to us; members of our Board of Directors; and members of our Scientific Advisory Board for their services to us. During this time, Alnylam also granted Alnylam stock options to: three of our officers; members of our Board of Directors; and members of our Scientific Advisory Board for their services to us. We recognized stock compensation expense related to stock options granted by Isis and Alnylam, on our behalf, with a corresponding increase to stockholders’ equity in 2010 and 2009 and members’ equity prior to 2009.
As part of our conversion from an LLC to a C corporation, both Isis and Alnylam modified the stock options that each company had previously granted to our employees, members of our Board of Directors and members of our Scientific Advisory Board. Vesting of these options was terminated before the awards were fully vested. In conjunction with these modifications, in February 2009, we issued options to purchase our own common stock to our employees, members of our Board of Directors and members of our Scientific Advisory Board. As a result of the modifications made to the Isis stock options, the fair value of the stock options we issued in February 2009 was determined to be equal to the unamortized expense of the Isis options. We are amortizing the fair value of those options into expense over the four-year vesting period. For the modifications made to the Alnylam options, we recorded a benefit to reverse the stock compensation that we had previously recognized for the unvested portion of the forfeited options.
The following table summarizes our 2010 stock option activity (in thousands, except per share and contractual life data):

		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
			(In Years)
Outstanding at December 31, 2009	4,847	$0.19
Granted	854	$0.19
Exercised	—	$—
Cancelled/forfeited/expired	95	$0.19

Outstanding at December 31, 2010	5,606	$0.19	7.21	$3,812

Exercisable at December 31, 2010	2,609	$0.19	5.90	$1,774

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
The weighted-average estimated fair values of options granted were $0.13 for each of the years ended December 31, 2010 and 2009. No options were exercised during 2010 or 2009. As of December 31, 2010, total unrecognized compensation cost related to non-vested stock-based compensation plans was $534,000. We will adjust the total unrecognized compensation cost for future changes in estimated forfeitures. We expect to recognize this cost over a weighted average period of 1.9 years.
The following table summarizes the weighted-average assumptions (annualized percentages) we used in our Black-Scholes calculations, excluding the options that were issued as part of the modification disclosed above:

	2010		2009

Employee Stock Options:
Risk-free interest rate	3.0%		2.9%
Dividend yield	0.0%		0.0%
Volatility	80.6%		80.0%
Expected term	6.1	years	6.1	years

Board of Director Stock Options:
Risk-free interest rate	n/a		2.6%
Dividend yield	n/a		0.0%
Volatility	n/a		80.4%
Expected term	n/a		6.1 years
Risk-Free Interest Rate. We base the risk-free interest rate assumption on observed interest rates appropriate for the expected term of the stock option grants.
Dividend Yield. We base the dividend yield assumption on the fact that we have never paid cash dividends and have no present intention to pay cash dividends.
Volatility. We base the volatility rate assumption on volatilities of a peer group, which includes publicly traded companies in the pharmaceutical and biotechnology industry that are in a similar stage of development as us.
Expected Term. The expected term represents the period of time that options are expected to be outstanding. Because we do not have historic exercise behavior, we determine the expected life assumption using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period.

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
Forfeitures. We reduce stock-based compensation expense for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We base forfeitures on forfeitures of a peer group, which includes publicly traded companies in the pharmaceutical and biotechnology industry that are in a similar stage of development as us.
During the years ended December 31, 2010 and 2009, we granted zero and 360,000 options, respectively, to members of the Scientific Advisory Board to purchase shares of our common stock. In connection with the Scientific Advisory Board options, we recognized expense of $77,000 and $20,000 during the years ended December 31, 2010 and 2009, respectively.
The following table summarizes our stock compensation expense (in thousands):

	Year Ended December 31,
	2010	2009	2008

Stock compensation associated with:
Isis stock options	$—	$—	$490
Alnylam stock options	(4)	(529)	1,527
Regulus stock options	607	627	—

Non-cash stock compensation included in operating expenses	$603	$98	$2,017

The following table summarizes the allocation of our stock compensation expense (in thousands):

	Year Ended December 31,
	2010	2009	2008

Research and development	$403	$(166)	$1,060
General and administrative	200	264	957

Non-cash stock compensation included in operating expenses	$603	$98	$2,017

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
7. Stockholders’ Equity
Preferred Stock
We are authorized to issue 27.5 million shares of preferred stock, of which, 25 million and 2.5 million of the authorized shares are designated for the Series A Preferred and the Series B Preferred, respectively. As of December 31, 2010, the number of outstanding shares of the Series A Preferred and the Series B Preferred was 24.9 million and 2.5 million, respectively.
The preferred stockholders have voting rights equal to the number of common shares they would own upon conversion, which is currently on a one-for-one basis into common stock. In addition, preferred stockholders participate on an as converted basis in any dividends declared or paid to common stockholders.
In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock have a per share liquidation preference equal to their original purchase price plus any declared but unpaid dividends.
The holders of the preferred stock have the right to convert their preferred stock, at any time, into shares of our common stock. The initial conversion rate is one-to-one into common stock. Any accrued but unpaid dividends convert into shares of common stock at the then applicable conversion price. The preferred stock, including any accrued but unpaid dividends, will automatically convert into common stock, at the then applicable conversion price, upon the earlier of (1) holders of at least 67% of the outstanding preferred stock consent to such a conversion or (2) upon the closing of an underwritten public offering of common stock if the per share public offering price is at least the greater of (a) two times the original purchase price of the Series A Preferred and (b) the original purchase price of the Series B Preferred (as adjusted for stock splits, dividends, recapitalizations and the like) and a total offering of at least $50 million (before deduction of underwriters commissions and expenses).
Series A Convertible Preferred Stock
In January 2009, we issued 14.9 million shares of Series A convertible preferred stock to Isis and Alnylam as part of our legal reorganization from an LLC to a C corporation. At the time of conversion, the number of shares issued to, and subsequent ownership by, Isis and Alnylam reflected their respective ownership percentages in the LLC.
In March 2009, we issued 10 million shares of Series A convertible preferred stock for proceeds of $20 million. Isis and Alnylam were the sole and equal investors in this financing.

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
Series B Convertible Preferred Stock
In October 2010, as part of the strategic alliance with sanofi-aventis, we issued sanofi-aventis 2.5 million shares of Series B convertible preferred stock for proceeds of $10 million.
Common Stock
We are authorized to issue up to 34.5 million shares of common stock. As of December 31, 2010 and 2009, there were no shares of common stock outstanding.
8. Related Party Transactions
We have entered into several agreements with related parties in the ordinary course of business to license intellectual property and to procure administrative and research and development support services.
License and Collaboration Agreement
In September 2007, we entered into a License and Collaboration agreement with Isis and Alnylam. Under the License and Collaboration agreement, both Isis and Alnylam granted us the exclusive right to use technology, know-how, patents and other intellectual property rights related to the design, development and manufacture of microRNA therapeutic applications. The licenses granted to us are royalty bearing and sub-licensable. Alnylam and Isis retain rights to develop and commercialize on pre-negotiated terms microRNA therapeutic products that we decide not to develop either for ourself or with a partner. In January 2009, the parties amended the License and Collaboration agreement to reflect our conversion to a C corporation. In June 2010, the parties amended the Amended License and Collaboration agreement to amend the financial terms of the agreement specific to our continued development and collaboration arrangements.
Limited Liability Company Agreement of Regulus Therapeutics LLC
In September 2007, we entered into a Limited Liability Company Agreement (the LLC Agreement) with Isis and Alnylam. The LLC Agreement established our main business focus as the discovery, development, manufacture and commercialization of microRNA therapeutics.
The LLC Agreement also established our Managing Board of Directors, which consists of up to seven directors. Alnylam and Isis each had the right to designate up to three directors. At least two of the seven directors need to be independent directors and the seventh director is our

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
President. The independent directors received cash compensation and Isis and Alnylam stock options (subsequently converted to Regulus options) for service on the Managing Board of Directors.
Additionally, the LLC Agreement established our Scientific Advisory Board. The Scientific Advisory Board advises us as to research goals and plans, and to review and interpret research data. As compensation for serving on our Scientific Advisory Board, members receive cash and are eligible for annual stock option grants to purchase shares of our stock.
Founding Investor Rights Agreement; Certificate of Incorporation
As part of the conversion to a C corporation, in January 2009, we, Isis and Alnylam replaced the LLC Agreement with a Founding Investor Rights Agreement. The terms of the Founding Investor Rights Agreement, along with subsequent amendments, and our Certificate of Incorporation provide Isis and Alnylam specific rights and privileges, including the right to: separately approve transactions that materially affect us; each appoint up to two members of our board of directors; preferential distribution in the event of a sale or liquidation of the Company; and approve our operating plan.
Services Agreement
In September 2007, we entered into a Services Agreement with Isis and Alnylam. Under the Services Agreement, Isis and Alnylam provide us certain research and development services and/or other services, including, without limitation, general and administrative support services, business development services, and intellectual property prosecution and enforcement services, as specifically contemplated by the operating plan. As compensation for the services provided during 2007 and 2008, we paid Isis and Alnylam an annual rate for each full-time equivalent (the FTE rate) plus out-of-pocket expenses.
As part of our conversion to a C corporation, in January 2009, we, Isis and Alnylam amended and restated the Services Agreement. If requested by us, Alnylam will provide services to us at the annual FTE rate. In addition, Isis will continue to provide us specific research and development services and/or other services, including, without limitation, general and administrative support services, occupancy costs, and intellectual property prosecution and enforcement services, in accordance with an operating plan agreed upon by us, Isis and Alnylam. Isis will charge us its prorated share of Isis’ costs to provide such services.

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
The following table summarizes the amounts included in our balance sheets, which resulted from the Services Agreement among us, Isis, and Alnylam (in thousands):

	December 31,
	2010	2009

Payable to Isis	$544	$823
Payable to Alnylam	8	29

Total	$552	$852

The following table summarizes the amounts included in our operating expenses, which resulted from our activities with Isis (in thousands):

	Year Ended December 31,
	2010	2009	2008

Services performed by Isis	$2,511	$2,261	$5,261
Out-of-pocket expenses paid by Isis	997	699	831
Non-cash stock compensation for Isis stock options	—	—	490
Sublicense fees paid to Isis	1,925	—	—

Total	$5,433	$2,960	$6,582

The following table summarizes the amounts included in our operating expenses, which resulted from our activities with Alnylam (in thousands):

	Year Ended December 31,
	2010	2009	2008

Services performed by Alnylam	$33	$44	$397
Out-of-pocket expenses paid by Alnylam	20	135	81
Non-cash stock compensation for Alnylam stock options	(5)	(528)	1,526
Sublicense fees paid to Alnylam	1,875	—	—

	$1,923	$(349)	$2,004

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
9. Collaborative Arrangements
GSK
In April 2008, we entered into a strategic alliance with GSK to discover, develop and market novel microRNA-targeted therapeutics to treat inflammatory diseases such as rheumatoid arthritis and inflammatory bowel disease. The immuno-inflammatory alliance utilizes our expertise and intellectual property position in the discovery and development of microRNA-targeted therapeutics and provides GSK with an option to license drug candidates directed at four different microRNA targets with relevance in inflammatory disease. We are responsible for the discovery and development of the microRNA antagonists through completion of clinical proof of concept, unless GSK chooses to exercise its option earlier. After exercise of the option, GSK will have an exclusive license to develop the relevant microRNA target on a worldwide basis and shall be solely responsible for all associated costs with development, manufacturing and commercialization. We will have the right to further develop and commercialize any microRNA therapeutics, which GSK chooses not to develop or commercialize.
In connection with the strategic alliance, we received $20 million in up-front payments from GSK, including a $15 million option fee and $5 million for a convertible note. We recognize revenue related to non-refundable up-front fee payments ratably over our estimated period of performance under the contractual arrangements. We estimated the period of performance for the GSK collaboration at six years based on the research and development plan included in the agreement. Therefore, we are amortizing the $15 million option fee into revenue over our six-year period of performance. The GSK immuno-inflammatory alliance also includes contractual milestones. In May 2009, we earned our first milestone payment under the GSK collaboration, and recognized $500,000 in revenue associated with the milestone payment.
In February 2010, we entered into a new strategic alliance with GSK to develop and commercialize microRNA therapeutics targeting microRNA-122 for the treatment of hepatitis C virus (HCV) infection. The HCV alliance expands our ongoing immuno-inflammatory disease alliance formed in 2008. Because GSK has selected our microRNA-122 for the new collaboration, the number of immuno-inflammatory programs GSK has an option to license under the 2008 immuno-inflammatory alliance has been reduced from four to three.
In connection with the HCV alliance, we received $8 million in up-front payments from GSK, including a $3 million license fee and $5 million for a second convertible note. We recognize revenue related to non-refundable up-front payments ratably over our period of performance relating to the term of the contractual arrangements. We estimated the period of performance for HCV alliance matches that of the remaining immuno-inflammatory alliance based on the terms

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
included in the new agreement. Therefore, we are amortizing the $3 million license fee into revenue over the remaining four-year period of performance. In addition to the up-front payments, the HCV alliance also includes potential milestone and royalty payments.
Sanofi-aventis
In June 2010, we entered into a strategic alliance with sanofi-aventis on microRNA therapeutics. We have granted sanofi-aventis a worldwide, exclusive license to discover, develop and commercialize microRNA therapeutics for up to four microRNA targets, including microRNA-21. Sanofi-aventis shall provide us with annual research funding for three years and has the option to extend for two additional one-year periods. We are eligible to receive preclinical milestones, development and sales milestones for collaboration targets and royalties on microRNA therapeutic products commercialized by sanofi-aventis. In addition, we have granted sanofi-aventis an option to enter into a technology alliance that, if exercised, would provide sanofi-aventis with access to our microRNA platform and a limited number of product licenses. If sanofi-aventis exercises the technology alliance option, we have certain opt-in rights to participate in their development and commercialization of future clinical microRNA programs. We would also be eligible to receive milestone payments and royalties on microRNA therapeutic products developed and commercialized under the technology alliance option.
In connection with the strategic alliance, we received $30 million in up-front technology access and research funding fees from sanofi-aventis. We recognize revenue related to non-refundable up-front payments ratably over our estimated period of performance under the contractual arrangements. We estimated the period of performance for the sanofi-aventis collaboration at five years based on the research and development plan included in the agreement. Therefore, we are amortizing the technology access fee into revenue over our five-year period of performance. Similarly, we estimated that we will receive a total of five payments for annual research funding fees from sanofi-aventis. Since we expect to receive an equal amount at the beginning of each 12-month period under the research and development plan, we are amortizing each annual research funding fee received from sanofi-aventis into revenue over its corresponding 12-month period.
In connection with the sanofi-aventis strategic alliance, Isis and Alnylam are each eligible to receive 7.5% of sublicense fees and various percentages of certain future milestone payments and royalties on product sales we may receive from sanofi-aventis. As a result of the sanofi-aventis strategic alliance, we paid $1.9 million each to Isis and Alnylam.

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
As part of the sanofi-aventis strategic alliance, in October 2010, we issued sanofi-aventis 2.5 million shares of Series B convertible preferred stock in exchange for proceeds of $10 million.
10. Defined Contribution Plan
In 2009, we established an employee 401(k) salary deferral plan that covers all employees. We made $59,000 and $46,000 in matching contributions for the years ended December 31, 2010 and 2009, respectively.
11. Income Taxes
For the year ended December 31, 2008, our statements of operations contained no provision for income taxes since our income or loss flowed through to Isis and Alnylam, who were responsible for including their share of our taxable results of operations in their respective income tax returns.
The following table summarizes the components of our income tax (benefit) expense (in thousands):

	Year Ended December 31,
	2010	2009

Current:
Federal	$—	$438
State	14	97

	14	535
Deferred:
Federal	(44)	(394)
State	—	—

	(44)	(394)

Income tax (benefit) expense	$(30)	$141

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
The following is a reconciliation of the expected statutory federal income tax provision to our actual income tax provision (in thousands):

	Year Ended December 31,
	2010	2009

Expected income tax benefit at federal statutory tax rate	$(5,267)	$(2,972)
State income taxes, net of federal benefit	(903)	(510)
Tax credits	(961)	(654)
Government grant	(166)	—
Change in valuation allowance	6,733	4,103
Other	534	174

Income tax (benefit) expense	$(30)	$141

The following table summarizes the significant components of our deferred tax assets and liabilities (in thousands):

	December 31,
	2010	2009

Deferred tax assets:
Net operating loss carryovers	$4,234	$—
Research and development tax credits	1,364	284
Deferred revenue	3,407	4,403
Intangibles and property and equipment basis difference	1,504	—
Other	375	81

Total deferred tax assets	10,884	4,768
Total deferred tax liabilities	(48)	(271)

Net deferred tax asset	10,836	4,497
Valuation allowance	(10,836)	(4,103)

Net deferred tax asset	$—	$394

As of December 31, 2010, we have determined that it is more likely than not that our deferred tax asset will not be realized. Accordingly, we have recorded a valuation allowance to fully offset the net deferred tax asset of $10.8 million.
As of December 31, 2010, we had federal and California tax net operating loss carryforwards of $10.3 million and $12.5 million, respectively, which begin to expire in 2031. As of December 31, 2010, we also had federal and California research and development tax credit

Regulus Therapeutics Inc.
Notes to Financial Statements (continued)
carryforwards of $987,000 and $936,000, respectively. The federal research and development tax credit carryforwards will begin to expire in 2029. The California research and development tax credit carryforwards are available indefinitely.
The future utilization of our research and development credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that may have occurred previously or may occur in the future. The Tax Reform Act of 1986 (the Act) limits a company’s ability to utilize certain tax credit carryforwards in the event of a cumulative change in ownerships in excess of 50% as defined in the Act.
The following table summarizes the changes in the amount of our unrecognized tax benefits (in thousands):

Unrecognized tax benefits at December 31, 2009	$83
Increases (decreases) for prior year tax positions	—
Increases for current year tax positions	205

Unrecognized tax benefits at December 31, 2010	$288

Included in the balance of unrecognized tax benefits at December 31, 2010, is $288,000 that, if recognized, would not impact our income tax benefit or effective tax rate as long as our deferred tax asset remains subject to a full valuation allowance. We do not expect any significant increases or decreases to our unrecognized tax benefits within the next 12 months.
We are subject to taxation in the United States and California. We are subject to income tax examination by tax authorities in those jurisdictions for 2007 and forward.
It is our practice to recognize interest and/or penalties related to income tax matters in income tax expense. For the years ended December 31, 2010, 2009 and 2008, we have not recognized any interest or penalties related to income taxes.
12. Subsequent Events
In February 2011, we and GSK amended the due date of the first $5 million convertible note payable issued in April 2008 to extend the due date to February 2013, which aligned the term with that of the second convertible note we issued to GSK in February 2010.
We evaluated subsequent events occurring through February 10, 2011, the date the financial statements were issued, for potential recognition or disclosure in our financial statements.

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